Press Release	Source: Gamma Pharmaceuticals Inc.

Gamma Pharmaceuticals Inc. Commences National Distribution of Branded Products with Select Nutrition Distributors

Tuesday June 10, 8:00 am ET

LAS VEGAS--(BUSINESS WIRE)--Gamma Pharmaceuticals Inc. (OTCBB:GMPM - News) has started national distribution of its Brilliant Choice ® and Savvy® brands. Select Nutrition Distributors, a division of United Natural Foods, has selected Gamma’s products for distribution to its network of more than 9,000 retail outlets nationwide. Select Nutrition’s distribution coverage includes natural food and drug retailers such as Whole Foods, GNC, Vitamin Stores, Lassen’s, Henry’s and Mother’s Market.

Peter Cunningham, Gamma’s Chief Executive Officer, highlighted that, “Gamma is very comfortable with Select Nutrition. Select Nutrition is a leader and a trendsetter in the natural products categories. Select Nutrition recommended minor revisions to our existing formulas which we were able to complete in record time permitting the national roll-out to start now.” To speed sales through Select Nutrition’s list of retailers, Gamma will undertake a yearlong brand marketing and advertising program in coordination with Select Nutrition and their retail outlets. Mr. Cunningham noted, “Gamma is the newest franchise in the major leagues of Packaged Goods and Consumer Healthcare, and we are pleased to have Select Nutrition on our roster.”

Gamma Pharmaceuticals Inc. is a marketing and product formulation company focused on developing, marketing, and selling innovative product lines of nutritional supplements, personal care products and OTC pharmaceutical products in Greater China (China, Hong Kong & Taiwan) and the United States. Gamma’s product formulations, based on its proprietary “Gel Delivery Technology” (Gel Delivery Technology Gamma®) are marketed and sold in categories growing at 60% per year and generally described as “wellness products.” Gamma offers consumers one of the industry’s only full suite of gel product forms, including solid gels, liquid gels, crystal gels and gel strips. Gamma’s leading position in gel technologies enables the Company to profit from consumer preferences which are moving away from pills and capsules and towards new and more effective gel product forms. Gamma presents consumers with a choice that offers a more pleasant experience with convenient, great tasting and fast acting product forms.

Gamma master brands include: Brilliant Choice™, Savvy Choice™ Vitamins , Nutritional Supplements and Immune Boosters; iceDROP® Instant Hand Sanitizer™ (Beijing); Jugular® Energy – “Go for the Jugular®” is Gamma’s master brand for the youth market. Gamma has developed and is refining formulations for Diabetes Type II/Pre-Diabetes, Stress reduction, Cognition, Well being, Menopause Symptoms, and Personal Care Products. Gamma also develops and manufactures house brands for major retailers. At this time Gamma is holding licenses for 9 SKUs in China.

Gamma targets consumers in the fast growing Greater China and U.S. wellness and healthcare markets (LOHAS) and the youth energy products market with our Gel products. Primary Channels are retail pharmacies, supermarkets, club stores and other big box outlets, as well as the U.S. Military. Secondary channels are Internet and direct selling. Gamma uses third party distributors or sells direct to retail.

Forward-Looking Statements: This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Contact:
Gamma Pharmaceuticals Inc.
Peter Cunningham or Joe Cunningham
702-989-5262

Source: Gamma Pharmaceuticals Inc.